SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of February, 2006

                        Commission File Number: 011-16245

                            W.P. STEWART & CO., LTD.
                 (Translation of Registrant's Name Into English)

                                  Trinity Hall
                                 43 Cedar Avenue
                                P.O. Box HM 2905
                                 Hamilton, HM LX
                                     Bermuda
                    (Address of Principal Executive Offices)

      Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

      Form 20-F |X|          Form 40-F |_|

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)1: _____

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: _____

      Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

      Yes |_|            No |X|

      If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

                            W.P. STEWART & CO., LTD.

See press release attached hereto dated February 23, 2006 regarding recent market activity.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          W.P. STEWART & CO., LTD.


Date: February 27, 2006                   By: /s/  Rocco Macri
                                             ---------------------------------
                                          Name:  Rocco Macri
                                          Title: Managing Director &
                                                 Chief Operating Officer

                     [LETTERHEAD OF W.P STEWART & CO., LTD]

                                                                   PRESS RELEASE

Contact: Fred Ryan
telephone: 441.295.8585

23 February 2006
Hamilton, Bermuda

                 W.P. Stewart Issues Comment on Market Activity

      W.P. Stewart today released this comment from Henry B. Smith, President and Chief Executive Officer.

      "Over the past several days trading volume in our shares has risen significantly and the stock price has fluctuated over a fairly wide range. The increase in our trading volume prompted a significant number of inquiries from investors. In view of the number and nature of those inquiries, we have decided that it would be appropriate at this time to review with investors generally some issues relating to the Company and its ongoing business.

      We do not know what caused the recent increase in trading volume - or who the recent buyers and sellers have been - and we do not think it would be appropriate for us to speculate about those issues. Based on the inquiries we have received from shareholders, we recognize however that there is some concern among investors about whether the resignation of two portfolio managers in early January has had a material impact on our AUM flows. At this time, I can report that our net flows, as of the close of business on February 21st, were negative approximately $40 million so far in the quarter. While we are not happy with the negative flows so far this quarter, that amount does not materially impact our business.

      As a result of those recent departures, together with other changes in the balance of our portfolio management activities among various jurisdictions, the proportion of our activity based in high-tax countries has increased somewhat relative to the activity based in lower-tax jurisdictions. We believe this change will be temporary, and we are currently taking steps to restore our historical geographical mix. However, based on the facts in existence today and assuming that we are not successful in restoring our historical business mix, this change in our business could result in an effective tax rate for 2006 in the range of 17-20% of pre-tax income. We will continue to pursue efforts to restore our historic balance, and we should be able to report on our progress at the time of our release of results for the first quarter.

      In the meantime, our investment team continues to focus on delivering consistently superior results for our clients. Our performance got off to a slow start in the early part of this year relative to the S&P 500, but it is solidly positive and we remain optimistic for the remainder of this year.

      As many of you know, we do not usually disclose this kind of information about our business at any time other than the time of our quarterly earnings release and conference call. We intend in the future to continue to adhere to that policy of quarterly disclosure, but we thought that a review of these issues with you now, in mid-quarter, would be helpful in light of our increased trading volume and recent investor inquiries.

      On behalf of all my colleagues at W.P. Stewart, I wish to thank our loyal clients and shareholders for your continued support. We are optimistic that we will succeed in growing our business, and we remain strongly committed to your best interests."

      W.P. Stewart & Co., Ltd. is an asset management company that has provided research intensive equity management services to clients throughout the world since 1975. The Company is headquartered in Hamilton, Bermuda and has additional operations or affiliates in the United States, Europe and Asia.

      The Company's shares are listed for trading on the New York Stock Exchange (NYSE: WPL) and on the Bermuda Stock Exchange (BSX: WPS).

      For more information, please visit the Company's website at http://www.wpstewart.com, or call W.P. Stewart Investor Relations (Fred M. Ryan) at 1-888-695-4092 (toll-free within the United States) or +441-295-8585 (outside the United States) or e-mail to IRINFO@wpstewart.com.